Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 29, 2013

Relating to Preliminary Prospectus Supplement dated May 29, 2013

(To Prospectus dated June 27, 2012)

Registration Statement No. 333—182383

Regal Entertainment Group

$250,000,000 5.750% Senior Notes due 2023

Issuer:	Regal Entertainment Group

Security Type:	Senior Unsecured Notes

Pricing Date:	May 29, 2013

Principal Amount:	$250,000,000

Maturity:	June 15, 2023

Benchmark:	1.750% UST due May 15, 2023

Spread to Benchmark:	361 basis points

Coupon:	5.750%

Price to Public:	100.000%

Yield to Maturity:	5.750%

Interest Payment Dates:	June 15 and December 15

First Interest Payment Date:	December 15, 2013

Optional Redemption:	Callable, on or after the following dates, and at the following prices:

	Date	Price
	June 15, 2018	102.875%
	June 15, 2019	101.917%
	June 15, 2020	100.958%
	June 15, 2021 and thereafter	100.000%

Make-Whole:	Callable prior to first call date at make-whole call of T+50

Equity Clawback:	Redeem until June 15, 2016 at 105.750% for up to 35.0%

Ratings*:	B3 (Moody’s)/B- (S&P)

Settlement Date:

June 13, 2013 (T + 11)

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the notes initially will settle T + 11, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next seven succeeding business days should consult their own advisor.

CUSIP / ISIN:	758766 AG4 / US758766AG41

Joint Running Managers:	Credit Suisse Securities (USA) LLC Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. Wells Fargo Securities, LLC

Concurrent Tender Offers:

On May 29, 2013, we commenced tender offers, or the Tender Offers, to purchase for cash as many of (i) our 9.125% senior notes due 2018, of which $525,000,000 aggregate principal amount is outstanding, and (ii) Regal Cinemas’ 8.625% senior notes due 2019, of which $400,000,000 aggregate principal amount is outstanding, as we can purchase with aggregate consideration of $244,350,000. The Tender Offers are being made only upon the terms and conditions set forth in an offer to purchase and related letter of transmittal, each dated May 29, 2013.

The price per $1,000 principal amount of our 9.125% senior notes and Regal Cinemas’ 8.625% senior notes accepted for purchase will be $1,113.75 and $1,090.00, respectively, plus in each case an early tender premium of $30.00 for notes tendered on or before 5:00 p.m. New York City time on June 11, 2013. The Tender Offers will expire at 11:59 p.m. New York City time on June 25, 2013, unless extended by us pursuant to the terms of the Tender Offers.

We intend to use the net proceeds from this offering to purchase our outstanding debt securities pursuant to the Tender Offers. The successful completion of this offering is an express condition to our obligation to purchase securities tendered pursuant to the Tender Offers, but the completion of the Tender Offers is not a condition to the sale of the notes to which this pricing term sheet relates. If the Tender Offers are terminated for any reason (other than the termination of this offering), we intend to use the proceeds of this offering for general corporate purposes and for the selective purchase of our outstanding debt. Such purchases may be made in open market or privately negotiated transactions, through one or more additional tender or exchange offers, pursuant to redemption terms applicable to our debt, or otherwise.

Credit Suisse Securities (USA), LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, underwriters in this offering, are acting as co-dealer managers in connection with the Tender Offers.

Use of Proceeds:

We estimate that the net proceeds we will receive from this offering will be approximately $244.4 after deducting the underwriters’ discount and estimated offering expenses.

We intend to use the net proceeds from this offering to purchase our 9.125% senior notes due 2018 and Regal Cinemas’ 8.625% senior notes due 2019 pursuant to the Tender Offers described above. Pursuant to the Tender Offers, we are offering to purchase for cash as many of (i) our 9.125% senior notes due 2018, of which $525,000,000 aggregate principal amount is outstanding, and (ii) Regal Cinemas’ 8.625% senior notes due 2019, of which $400,000,000 aggregate principal amount is outstanding, as we can purchase with aggregate consideration of $244,350,000. The Tender Offers are being made only upon the terms and conditions set forth in an offer to purchase and related letter of transmittal, each dated May 29, 2013.

Our 9.125% senior notes mature on August 15, 2018, and Regal Cinemas’ 8.625% senior notes mature on July 15, 2019. Certain underwriters in this offering or their affiliates own 9.125% senior notes due 2018 and 8.625% senior notes due 2019 and as a result may receive a portion of the proceeds from this offering. See ‘‘Underwriting’ on pages S-68 and S-69 of the preliminary prospectus supplement to which this pricing term sheet relates.

The successful completion of this offering is an express condition to our obligation to purchase securities tendered pursuant to the Tender Offers, but the completion of the Tender Offers is not a condition to the sale of the notes offered hereby. If the Tender Offers are terminated for any reason (other than the termination of this offering), we intend to use the proceeds of this offering for general corporate purposes and for the selective purchase of our outstanding debt. Such purchases may be in open market or privately negotiated transactions, through one or more additional tender or exchange offers, pursuant to redemption terms applicable to our debt, or otherwise. Pending the application of the net proceeds, we may invest the net proceeds in marketable securities.

Capitalization:

The following table sets forth our capitalization of March 28, 2013, on an actual basis and on an as adjusted basis to give effect to the issuance of the notes and the application of the net proceeds therefrom as described above in “Use of Proceeds”, and assuming that $213.6 million aggregate principal amount of our 9.125% senior notes due 2018 and none of Regal Cinemas’ 8.625% senior notes due 2019 are purchased pursuant to the Tender Offers described above.

	As of March 28, 2013
	Actual	As Adjusted
	(in millions, unaudited)
Cash and equivalents(1)	$395.4	$395.4
Total debt:
Revolving credit facility	—	—
Term loan facility, net of debt discount	983.4	983.4
9.125% senior notes due 2018, including premium	533.0	316.1
5.750% senior notes due 2025	250.0	250.0
Regal Cinemas’ 8.625% senior notes due 2019, net of debt discount	393.9	393.9
5.750% senior notes due 2023 offered hereby	—	250.0
Lease financing arrangements(2)(3)	57.8	57.8
Other(3)(4)	17.8	17.8
Total debt	2,235.9	2,269.0
Stockholders’ deficit:
Class A common stock	0.1	0.1
Class B common stock	—	—
Additional paid in capital (deficit)	(717.6)	(717.6)
Retained earnings	15.1	(3.1)
Accumulated other comprehensive loss, net	(1.8)	(1.8)
Total stockholders’ deficit of Regal Entertainment Group	(704.2)	(722.4)
Noncontrolling interest	(2.0)	(2.0)
Total deficit	(706.2)	(724.4)
Total capitalization	$1,529.7	$1,544.6

(1)                      Does not reflect the expenditure of approximately $191 million in cash related to the acquisition of Hollywood Theatres on March 29, 2013.

(2)                      Calculated using a weighted average interest rate of 11.32%, maturing in various installments through January 2021.

(3)                      Does not reflect the assumption of approximately $47 million of capital lease and lease financing obligations related to the acquisition of Hollywood Theatres on March 29, 2013.’

(4)                      Includes capital lease obligations, using interest rates of 8.5% to 10.3%, maturing in various installments through December 2017.

Ranking:

After giving effect to this offering and the application of the proceeds therefrom as described under ‘‘Use of Proceeds’’ above, including the consummation of the Tender Offers (assuming $213.6 million aggregate principal amount of our 9.125% senior notes due 2018 are purchased pursuant thereto), as of March 28, 2013, we would have had approximately $2,269.0 million of indebtedness outstanding on a consolidated basis, consisting of $316.1 million aggregate principal amount (including premium) of our 9.125% senior notes due 2018, $250.0 million aggregate principal amount of our 5.750% senior notes due 2025, $393.9 million aggregate principal amount (net of debt discount) of Regal Cinemas’ 8.625% senior notes due 2019, $983.4 million (net of debt discount) of borrowings under Regal Cinemas’ senior credit facility, lease financing obligations of $57.8 million, other obligations of $17.8 million and $250.0 million aggregate principal amount of the notes offered hereunder. See “Capitalization” above.

Other Information:

The following sentences replace the first two sentences of the paragraph under the caption “We may use the net proceeds of this offering for purposes with which you do not agree” on page S-19 of the preliminary prospectus supplement to which this pricing term sheet relates:

We intend to use the net proceeds from this offering to purchase a portion of our 9.125% senior notes due 2018 and Regal Cinemas’ 8.625% senior notes due 2019 pursuant to the Tender Offers. See “Prospectus Supplement Summary—Concurrent Tender Offers.” We cannot predict the extent to which holders of our 9.125% senior notes or Regal Cinemas’ 8.625% senior notes will tender their notes in the Tender Offers, and there can be no assurance that we will complete the Tender Offers as contemplated.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Regal Entertainment Group (“Regal”) has filed a registration statement (including a prospectus dated June 27, 2012) and a preliminary prospectus supplement, dated May 29, 2013, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents that Regal has filed with the SEC for more complete information about Regal and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Regal, the underwriters or any dealer participating in the offering will arrange to send you these documents if you request them by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Barclays Capital Inc. toll-free at 1-888-603-5847; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Deutsche Bank Securities Inc. toll-free at 1-800-503-4611; or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

This communication supplements, and should be read in conjunction with, the preliminary prospectus supplement, dated May 29, 2013, and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent different from or in addition to the information in the preliminary prospectus supplement or the accompanying prospectus. This communication is qualified in its entirety by reference to the preliminary prospectus supplement and the accompanying prospectus. Financial information presented in the preliminary prospectus supplement or the accompanying prospectus is deemed to have changed to the extent affected by the changes described herein.  Capitalized terms used in this communication but not defined have the meanings given them in the preliminary prospectus supplement.

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